

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 12, 2006

via U.S. mail and facsimile

Carlos Condorelli, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg

>   **RE: Ternaris S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed June 30, 2006**
>   **File No. 1-31518**

Dear Mr.Condorelli:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. You disclose on page 8 that you normally warrant the oilfield products and specialty tubing products you sell or distribute in accordance with customer specifications. Please tell us, based on your past experiences, whether it is probable that there will be some claims under your warranties. If so, please tell us

the amount of your provision and the line item that you have recorded your provision on the balance sheet.

Additionally, please tell us what consideration you gave to the disclosure requirements of paragraphs 84 and 85 of IAS 37 and paragraph 14 of FIN 45. Alternatively, if you have determined that your exposure to losses related to product warranties is immaterial, please provide us your SAB 99 materiality assessment supporting your conclusion.

2. We note from your disclosure on page 10 that your revenues are primarily U.S. dollar-denominated. We further note that your pig iron purchases are usually denominated in U.S. dollars, as disclosed on page 39. Please tell us your consideration of paragraphs 12-16 of SFAS 133 and paragraphs 11 and AG33(d) of IAS 39 in determining whether your sales and purchase contracts contain embedded foreign currency derivatives, as we note that the functional currency of the majority of your subsidiaries is other than the U.S. dollar. Alternatively, if you have determined that these derivative instruments are immaterial to your results of operations and cash flows, please provide us your SAB 99 analysis of materiality.

Contractual Obligations, page 63
3. In future filings, please revise your table of contractual obligations as follows:

- To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
- If material, to the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps and collars, please disclose estimates of the amounts you will be obligated to pay.
- If material, to the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
- If material, please disclose future obligations relating to your operating leases.

Controls and Procedures, page 98
4. Your disclosure states "there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all

material information otherwise required to be set forth in our periodic reports." In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Income Statements, page F-3
5. Please tell us what consideration you gave to paragraph 81(b) of IAS 1, as we note that you present a net amount of financial income (expense) on the face of your income statement rather than a gross amount.

Accounting Policies – (D)(1) Functional currency, page F-11
6. We note the functional currency for your Argentine operations is the US dollar. We further note that you produce approximately one-quarter of your seamless pipes in Argentina. Please tell us your consideration of the factors set forth in paragraphs 9-11 of IAS 21 and in Appendix A of SFAS 52 in concluding that the US dollar is the functional currency for your Argentine operations.

Accounting Policies – (E) Property, plant and equipment, page F-11
7. We note that you depreciate the cost of each asset over its estimated useful life. However, it is unclear whether you depreciate, in its entirety, each item of property, plant and equipment or whether you depreciate each part of an item of property, plant and equipment separately. As such, please tell us your consideration of paragraph 43-47 of IAS 16.

Accounting Policies – (I) Inventories, page F-14
8. Please help us understand the following regarding your inventory accounting policy:

- We note that you estimate net realizable value collectively for inventories. Please tell us your consideration of paragraph 29 of IAS 2, which states that "Inventories are usually written down to net realizable value item by item."
- You state that for purposes of determining net realizable value, you establish an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. Please tell us why you do not include raw materials and goods in process in your consideration of whether an allowance for obsolete or slow-moving inventory should be established.

Accounting Policies – (R) Revenue Recognition, page F-17

9. We note that you define delivery as the transfer of risk provision of sales contracts and may include delivery to a customer's storage facility located at one of your subsidiaries. Pursuant to SAB 104, please tell us how you determined it was appropriate for you to recognize revenue upon transfer of your products to a storage facility located at one of your subsidiaries.

Accounting Policies – (S) Cost of sales and sales expenses, page F-17

10. You disclose that you include shipping and handling costs in selling, general and administrative expenses, but you did not disclose the amounts of these costs. In future filings, if material, please do so. See paragraph 6 of EITF 00-10. If you have determined that these costs are not material, please provide us with your SAB 99 analysis supporting your conclusion.

Note 1 – Segment information, page F-22

11. We note your disclosures of gross profit by segment, which we assume you disclose pursuant to paragraph 52 of IAS 14. Please tell us your consideration of the definition of "segment result" and "segment expense" in paragraph 16 of IAS 14. In particular, we note that "segment expense" includes all expense "resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis to the segment." However, we note that your segment result disclosure of gross profit only deducts expenses related to costs of sales, but not other operating expenses. Please advise.

Note 8 – Income tax, page F-26

12. Please tell us what consideration you gave to disclosing the information required by paragraphs 80, 81(a), 81(d), 81(e), and 81(f) of IAS 12.

13. Regarding your previously unrecognized deferred tax assets, please disclose, in future filings, the reasons these deferred tax assets have not been recognized and the specific factors that resulted in material utilization of these previously unrecognized amounts.

14. Please tell us whether you have recognized a deferred tax liability associated with your investment in Ternium, pursuant to paragraph 39 of IAS 12. If not, please tell us why not.

15. We note your disclosure on page 9 that you will be subject to certain business taxes on earnings and payments from 2011. Please tell us what affect this tax rate change had on your deferred taxes, given that you measure deferred tax assets and liabilities at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to settle.

Note 11 – Intangible assets, net, page F-29

    16. Please tell us your consideration with respect to disclosing the information required by paragraphs 134(c), 134(d), 134(e), 134(f), and 135 of IAS 36.

Note 12 – Investments in associated companies, page F-30

    17. In future filings, please disclose current and non-current assets and liabilities, minority interest, and gross profit relating to your associated companies, pursuant to Rule 4-08(g) of Regulation S-X.

Note 24 – Current allowances and provisions, page F-41

    18. We note that you disclose additions and reversals of allowances and provisions in the same line, as opposed to separately. Please tell us your consideration of the disclosures required by paragraphs 84(b) and 84(d) of IAS 37 and paragraphs 36(e) and 36(f) of IAS 2

Note 26 – Contingencies, commitments and restrictions on the distribution of profits, page F-44

    19. Dalmine is currently subject to twelve civil proceedings relating to the use of asbestos. In addition, another 22 asbestos-related out-of-court claims have been forwarded to Dalmine. You estimate that the potential liability in connection with the claims that have not yet settled or covered by insurance is approximately $12.4 million. Based on your disclosure it appears that you have netted potential recoveries from your insurance against your loss contingencies. If so, please tell us how you determined to be in compliance with the disclosure requirements of paragraph 53 of IAS 37 and FIN 39 under US GAAP. Specifically, loss contingencies are to be recognized on a gross basis and not netted against gain contingencies. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. In that regard, please tell us the amount of the loss contingency associated with your asbestos litigation, separately from the amount of any recovery from your insurance.

    In addition, please confirm that you will record loss contingencies separately from the insurance receivable in future filings for all periods presented. In addition, please revise your disclosures in future filings to discuss the following related to your asbestos loss contingencies, separately from your insurance recoveries:

- Nature of the personal injury or property damages alleged;
- The amount accrued (after you separately evaluate the loss contingency from the insurance recovery for accounting purposes, as discussed above);
- The range of reasonably possible additional loss;
- Circumstances affecting the reliability and precision of loss estimates;
- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

Mr.Condorelli
Tenaris S.A.
September 12, 2006
Page 6

- The extent losses are recoverable from third parties;
- The timing of payments of accrued and unrecognized amounts;
- The material components of the accruals and significant assumptions underlying estimates;
- The total claims pending at each balance sheet date,
- The number of claims filed for each period presented;
- The number of claims dismissed;
- The number of claims settled;
- The number of claims otherwise resolved;
- The average costs per settled claim;
- The total damages alleged at each balance sheet date (Reg. S-K, Item 103).
- The aggregate settlement costs to date;
- The aggregate costs of administering and litigating the claims.

In your response, please show us what your revised disclosures will look like in future filings. Alternatively, if you have determined that your asbestos-related loss contingencies on a gross basis are immaterial for accounting and disclosure purposes, please provide us with you SAB 99 analysis of materiality. This materiality analysis should also consider the materiality of the range of reasonably possible additional loss and the impact that any change in the accrual could have on segment earnings.

Note 28 – Business combinations and other acquisitions, page F-48
20. Please help us understand the following regarding your accounting for Amazonia, Ylopa, and Ternium:

- Citing relevant accounting literature under IFRS and US GAAP, please tell us how you accounted for your debt and equity interests in Ylopa and Amazonia, prior to the creation of Ternium. Please also tell us the dollar and percentage amounts of these interests in 2003, 2004, and 2005.
- Citing relevant accounting literature under IFRS and US GAAP, please tell us how you accounted for the conversion of the convertible loans into common stock in Amazonia in February 2005.
- Please also tell us where you recognized the credit related to the $120.0 million debit recognized in investments in associated companies in 2005, as disclosed on page F-30.
- Citing relevant accounting literature under IFRS and US GAAP, please tell us why you recognized a gain of $83.1 million in 2004 related to your associated companies. If this gain relates to Ylopa's exercise of its option to convert the convertible debt it held in Amazonia, please tell us the basis for your accounting, including why you recognized this gain in 2004, instead of in 2005.
- Citing relevant accounting literature under IFRS and US GAAP, please tell us the basis for your accounting of the exchange of your holdings in Amazonia

and Ylopa for shares of Ternium, including your consideration of paragraphs D11-D18 of SFAS 141.

- Citing relevant accounting literature under IFRS and US GAAP, please tell us your basis for accounting for Ternium under the equity method of accounting, given that you only owned 15% of Ternium as of December 31, 2005.
- Please tell us why the convertible debt instruments to Ylopa increased from $33.5 million to $122.0 from December 31, 2003 to December 31, 2004, as disclosed on page F-52, when there appear to be no cash outflows related to convertible loans to associated companies in 2004 on your statement of cash flows.
- Please tell us the nature of Other balances of $42.4 million as of December 31, 2005, as disclosed on page F-51.
- Please confirm that you recognized the dilution in your interests in Amazonia related to Amazonia's capitalization of subordinated debt in 2003 under IFRS and US GAAP.
- Using the IFRS and US GAAP financial information for Ternium and Amazonia, as provided in Ternium's Form F-1 and 2005 Form 20-F, please show us how you calculated the net income and shareholders' equity reconciling items in note 32 related to your equity method investees for each period presented.

Note 30 – Cash flow disclosures, page F-53

21. We note your disclosure of "interest paid net." Please tell us the nature and the amounts of the items netted against interest paid. Please also tell us your consideration of the requirement in paragraph 31 of IAS 7 to disclose cash flows from interest received and paid separately.

22. We note that you included $13,500 of restricted bank deposits as part of your cash and cash equivalents balance on your balance sheet as of December 31, 2004, which represents 4.6% of your cash and cash equivalents balance. Citing relevant accounting literature, please tell us your basis for including this amount as part of cash and cash equivalents.

Note 33 – Other Significant U.S. GAAP disclosure requirements, page F-61

23. We note that under IFRS, your currency translation adjustment balance at December 31, 2005, was a debit balance of $59,743, as disclosed on page F-5. Under US GAAP, we note that this balance was a credit balance of $77,188, as disclosed on page F-62. Please tell us what gave rise to this difference and where you have reflected this difference in your reconciliation of IFRS shareholders' equity to U.S. GAAP shareholders' equity.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief